Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

July 5, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sherry Haywood, Staff Attorney

Re:	Pensare Acquisition Corp. Draft Registration Statement on Form S-1 Submitted May 19, 2017 CIK No. 0001704760

Dear Ms. Haywood:

On behalf of Pensare Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated June 15, 2017 (the “Comment Letter”), from Pamela Long, Assistant Director, with the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s draft Registration Statement on Form S-1 submitted confidentially on May 19, 2017 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

United States Securities and Exchange Commission

Division of Corporate Finance

July 5, 2017

RESPONSE:

The Company supplementally advises the Staff that no written communications have been presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that there are any such written communications that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Staff.

Prospectus Cover Page

2.	Please briefly disclose here and in the prospectus summary section that you have also agreed to sell to EarlyBirdCapital, at the closing of the offering, an option to purchase up to 1,250,000 units for $100. In this regard we note that you listed the Representative Unit Purchase Option securities in the Calculation of Registration Fee table. Please also state the price for EarlyBirdCapital to exercise the Purchase Option, and clarify that both the Purchase Option securities and the private placement warrants are underwriter’s compensation.

RESPONSE:

The Company has added disclosure on the prospectus cover page and on page 4 of the Registration Statement in response to the Staff’s comment.

Gross proceeds to be held in trust account, page 8

3.	Please revise to clarify that the amount of proceeds you will have inside and outside of the trust account is net of expected expenses and underwriting discounts of $7,000,000. Otherwise, it is not clear how the proceeds from both offerings together would leave you with only $250,000,000 in the trust account and $2,000,000 outside of the trust account.

RESPONSE:

The Company has revised the disclosure on page 8 of the Registration Statement in response to the Staff’s comment.

Related Party Loans, page F-13

4.	Please include in the exhibit index, your promissory notes with your sponsor and any officers and directors, and file such agreements with your other exhibits.

RESPONSE:

The Company has added the promissory note with its sponsor as an exhibit to the Registration Statement.

* * *

United States Securities and Exchange Commission

Division of Corporate Finance

July 5, 2017

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Pensare Acquisition Corp.

Alan I. Annex, Esq.